

October 28, 2011

<u>Via E-mail</u>
Apostolos Tamvakakis
Chief Executive Officer
National Bank of Greece S.A.
86 Eolou Street
10232 Athens, Greece

> **Re: National Bank of Greece S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed June 23, 2011**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2010**
> **Filed July 22, 2011**
> **Form 6-K filed August 31, 2011**
> **File No. 001-14960**

Dear Mr. Tamvakakis:

We have reviewed your filings and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010
Mortgage Lending, page 4

1.   We note your response to prior comment 7 related to your optional life insurance and mortgage payment insurance plan products. Please address the following:

- If true, please revise your future filings to more clearly confirm that for all the optional life and mortgage payment plan insurance referred to here you are the underwriting insurer for both insurance products through one of your subsidiaries and that you do not use a third-party insurer.

- Refer to your response to bullet point one. In future filings please revise your disclosure that reads "offering optional life insurance plans together with mortgages improved the quality of (y)our mortgage credit" to clarify that offering these insurance products appears to actually shift the risk from credit risk within your mortgage portfolio to insurance risk in your insurance subsidiary, but that the total exposure to these borrowers was not diminished at the consolidated level.
- We note from your response and proposed future disclosure in bullet point two of your prior response that your allowance for loan losses is not impacted by the existence of life insurance and mortgage payment insurance. To the extent that you are the underwriter of these insurance products through one of your subsidiaries, tell us in detail and revise to disclose how the allowance for these loans interacts with the claims liabilities for these products.

Non-Performing Loans, Allowance for Loan Losses and Loan Loss Experience, page 127

2. We note your response and proposed disclosure related to prior comment 11, including your disclosure related to modified loans that become past due after the original modification. Please address the following:
    - Tell us, and consider disclosing in future filings, the circumstances or triggers required for a previously modified loan to be subsequently classified as past due/nonaccrual. Specifically, compare and contrast these factors with the factors used to place a loan which has never been modified on past due status (e.g. do previously modified loans have to be outstanding for a different or shorter period of time prior to being classified as past due when compared to loans that have never been modified?)
    - We note that modified loans are returned to accruing status once receipt of a loan down-payment or other collateral is received. In light of the information provided in the next to last paragraph of your response to comment 11, please tell us how you determined that a single payment is sufficient evidence of the future performance to support returning these loans to accrual status upon modification.
    - Further, please tell us the percentage of modified loans which are subsequently modified again due to past due or non-payment of the borrower.

3. Please revise your future filings to disclose the information provided in the next to last paragraph of your response to comment 11. We believe this information is useful information for the reader to understand the credit quality of modified loans and to assess the likelihood they will re-default in the future. Please revise your future filings to disclose these percentages and provide updated information as necessary.

4. In your response to comment 11 you state that "Any reduction in interest rate and extension in maturity is offered only because similar terms are offered to new mortgage

customers, and for this reason these modifications are not considered to be concessions." Please revise this proposed disclosure to confirm that you evaluate whether a modification is a concession by comparing the modified terms to new loans you make to borrowers of equal credit quality, similar circumstances, and similar standing as the customer subject to modification. Refer to ASC paragraphs 310-40-15-5 though -7.

5.   We note your response and proposed disclosure to prior comment 13. Please further revise your proposed disclosure to quantify the impact that Greek laws and your modification programs have had on loan write-offs (i.e. quantify the amount by which your write-offs have been reduced due to these factors).

Critical Accounting Policies, Estimates and Judgments, page 141
Income Taxes, page 147

6.   We note your response to prior comment 17 related to the realizability of your deferred tax asset (DTA). Please address the following:
   - Confirm that you will include the information previously provided in your response to prior comment 17 in your future filings as support for your conclusions. Clearly identify the negative evidence you considered as well, which you concluded was outweighed by the positive evidence.
   - We note your statement that actual performance of the first half of 2011 is "broadly in line" with estimates as anticipated in your business plan. Revise your proposed disclosure to discuss in greater detail the extent to which your actual operations during 2011, to date, are on track with the specific business plan strategy you submitted to the Greek banking regulator. Quantify the amount by which actual operations exceeded or fell short of projected 2011 operations to date.
   - Tell us in greater detail the specific positive evidence you relied upon and negative evidence you considered when determining your estimated pre-tax profit as projected in your business plan.
   - Tell us the estimated pre-tax profit you projected for each of the years 2011 through 2014 as reported in your business plan. Also, please tell us how your actual results for the years ended 2008, 2009 and 2010 compared to projected results as previously reported in prior years' business plans.
   - You state that your business plan is updated periodically. Upon each of the updates to your four-year plan submitted to your regulator during the last three years, tell us specifically the extent to which your projections improved or deteriorated, and how such improvement or deterioration was considered in your DTA impairment analysis.
   - Tell us whether there have been any significant developments in your DTA analysis and/or adjustments to your DTA balance during 2011, to date. Please address this with respect to your analysis under both IFRS and U.S. GAAP.

- We note your statement that "adverse conditions" prevailed during the first half of 2011. Please tell us how these adverse conditions have affected the longer term prospects of the plan.

Allowance for Loan Losses, page 150

7.   We note your response to prior comment 18. Although your proposed disclosure discusses the general trends in your credit-related balances from period-to-period, we believe you could further enhance your disclosure by discussing the specific reasons including those related to your business operations or to the macroeconomic environment that caused fluctuations in your impaired loans, non-accrual loans, loan write-offs, and the allowance for loan losses and provision. For example, we note that loan write-offs decreased from period to period, which was not consistent with other credit trends. As such, in your response, please specifically address in greater detail the reason(s) for the fluctuations in loan write-offs.

Segment Analysis for the Year Ended December 31, 2010 Compared to the Year Ended
December 31, 2009 Based on IFRS, page 160

8.   We note your response and proposed disclosure to prior comment 19. However, we were unable to locate information in your proposed disclosure related to the Global Markets and Asset Management segment. Please further revise this disclosure to also address the trends experienced in this segment.

Item 8. Financial Information, page 209
Related Party Transactions, page 209

9.   We note your response to our prior comment 20, where you indicate that your transactions with related parties were made on substantially the same terms, *other than interest rate and collateral*, as those with other persons not related to you. Since these transactions did not have substantially the same interest rate and collateral, please expand your draft disclosure to include the information responsive to Item 7.B.2 of Form 20-F.

Item 11. Quantitative and Qualitative Disclosures about Market Risk
Value-at-Risk (VaR), page 235

10.   We note your response and proposed disclosure to prior comment 21. Please address the following:
- Further revise your future filings disclosure to explain what you mean by the statement that VaR captures the general position risk of the Bank, but does not measure the specific position risk (i.e. credit risk). Revise to clarify whether this means that credit risk is not captured in your VaR model, or whether credit risk is

one of many components that are captured within the "general position risk" in your VaR model.

- Revise your future filings disclosure to discuss how the changes in credit spreads on specific instruments within your portfolio are captured in the VaR model. As part of this, specifically address how the changes in the credit spreads on Greek Government Bonds (GGB) were reflected in the overall VaR model and also within the interest rate component of VaR. To the extent that credit spreads on GGBs were considered in your VaR model prior to their transfer to the HTM category, revise to discuss that fact and specifically clarify for the reader that subsequent to the transfer the deterioration in the credit spreads in GGBs are no longer contemplated within VaR.

- To the extent that changes in credit spreads on financial instruments are not contemplated in your VaR model, revise your disclosure on page 237 related to limitations of your VaR model to specifically address this.

Item 18. Financial Statements
Note 3: Summary of Significant Accounting Policies
Allowance for Loan Losses, page F-16

11.   We note your response and proposed disclosure to prior comment 27. Please clarify what you mean by the statement that your default and recovery models are "gradually" affected by current macroeconomic conditions. Specifically explain how you determined that recent adverse trends in macroeconomic conditions experienced within the last year or two are captured in your allowance methodology in a timely manner. Revise to address how your computation of loss factors and loss given default take into account the increasing deterioration in the macroeconomic environment. If you instead consider this deterioration through qualitative factors, discuss that fact in detail and quantify the impact to your allowance reserve.

Securitizations, page F-20

12.   We note your response to prior comment 28. It appears from your response that you do not apply sales accounting and that you wholly consolidated the variable interest entities (VIEs) that service sold loans. If true, please revise your disclosure to more clearly state that fact. Please also confirm to us that that is the reason you do not need a servicing asset or liability.

13.   In addition, in your response to prior comment 28 we note your reference to the disclosure in Note 14 on page F-52 that the notes are not presented within long-term debt but that loans are not derecognized (i.e. are presented within assets). Please tell us where these notes are recorded on your balance sheet.

Note 12: Investment Securities, page F-37

14.   We note your response to prior comment 30. Please address the following:
- You state that you believe the transfers from the trading category comply with the guidance in ASC 320-10-35-12, in part, because the Greek crisis is a "rare" event and that you do not expect similar reclassifications to recur in the foreseeable future. However, we note that you transferred securities from the trading category on three separate dates during 2010. Tell us how performing multiple transfers within the year supports your conclusions that the transfer out of trading was appropriate since your conclusion appears to be based on the assumption that such transfers are rare and isolated events.
- Provide us with your similar analysis that supports these transfers under IFRS as well, specifically including paragraph 50 of IAS 39.
- We note that a majority of unrecognized losses for 12-months or more on your HTM securities as of December 31, 2010 related to those securities transferred from the AFS category during 2010. Tell us the accounting treatment you applied to the unrecognized losses and/or gains at the date the securities were transferred. Further, please tell us whether you have recognized any other-than-temporary impairment charges on these securities during 2011.

15.   We note your response and proposed disclosure to prior comment 32. Please further revise your proposed tabular disclosure to further disaggregate gross realized gains/(losses) and other-than-temporary-impairment charges by security type (e.g. Greek government bonds, other government issuances, corporate debt securities, etc.).

Note 14: Loans and Allowance for Loan Losses, page F-45

16.   We note your response to prior comment 35. Please confirm that you intend to include this information in your future filings.

17.   We note your response to prior comment 39, and acknowledge the fact that you no longer intend to use the term "non-performing loans" in future filings. As such, please revise your future filings to provide a roll forward of impaired loans between 2009 and 2010. This disclosure should include the balance at the beginning of the period, the amount of loans that became impaired during the period, loans that were transferred to performing (i.e. not impaired) status, loans that were paid off during the period, loan dispositions, charge-offs and ending balance. Please consider disclosing this information in a tabular format.

Note 15: Goodwill, Software, and Other Intangibles, page F-54

18.   We note your response and proposed disclosure to prior comments 41 and 42, including
        the fact that you do not believe an additional interim impairment test was warranted
        subsequent to December 31, 2010. However, we also note your statement in your
        response to prior comment 17 that "adverse conditions" prevailed during the first half of
        2011. Further, we note that your market value continues to trade at a price significantly
        below your book value, and that you are currently under a warning issued by the NYSE
        related to the very low trading value of your ADS. For both IFRS and U.S. GAAP,
        please tell us whether you have performed an interim impairment test on your goodwill
        balance at any point during 2011. If you have not, please tell us the specific positive
        evidence you rely upon to overcome the above evidence of potential impairment in your
        business operations during 2011 that supports your conclusion that an interim goodwill
        impairment test is not warranted.

Form 6-K filed August 31, 2011
General

19.   Tell us and revise your future filings to more clearly describe how you computed the
        credit valuation adjustment, debit valuation adjustment, and own credit adjustment
        component of your measurement of the fair value of your derivative assets, derivative
        liabilities, and fair value option (FVO) liabilities, respectively, under IFRS and U.S.
        GAAP. Tell us and disclose in future filings the amount of such adjustments for the
        interim periods of 2011 under both U.S. GAAP and IFRS, as applicable.

Income Statement, page 14

20.   We note your presentation of the line item "Profit / (loss) after tax and before impairment
        of Greek Government Bonds", followed by the line item "Impairment of Greek
        Government Bonds, net of tax." Presentation of this impairment amount does not appear
        to be appropriate under IAS 1. Paragraph 87 of IAS 1 prohibits presenting any items of
        income or expense as extraordinary items. Further, paragraph 99 requires registrants to
        present an analysis of expenses using a classification based on either their nature or
        function. It is unclear how it is appropriate to report the impairment of Greek
        Government Bonds after the subtotals of Profit before tax and Profit after tax and
        separately from gains and losses on other investments, which are reported in your Credit
        provisions and other impairment charges. While we would not necessarily object to a
        separate line item presentation for the impairment charge on Greek Government Bonds,
        this line item should be presented consistently with the classification presentation used
        for your other expenses. While paragraph 85 of IAS 1 allows registrants to present
        additional line items, headings, and subtotals in the statement of income, such subtotals
        must be consistent with the rest of the guidance of IAS 1. Please revise your disclosure
        in future filings to present the impairment of Greek Government Bonds line item within

other income/expenses on the face of your Income Statement or tell us in detail your basis in the IFRS literature for your current presentation.

Note 4: Credit provisions and other impairment charges, page 25

21.   We note from your disclosure that you took an other-than-temporary impairment (OTTI) on your eligible Greek Government Bonds (GGB) under IFRS in the second quarter of 2011. We further note that you determined GGBs that are not eligible under the Transaction were not OTTI as of June 30, 2011 under IFRS. Please address the following:

- Tell us the specific positive and negative evidence and information available to you that you used to reach this conclusion related to your non-eligible GGBs as of that date.
- Provide us with your IFRS impairment analysis of both your eligible and non-eligible GGBs as of September 30, 2011, including whether any OTTI charges were taken as of that date and if not explain why.
- Further, provide us with your impairment analysis for both your eligible and non-eligible GGBs under U.S. GAAP as of June 30, 2011 and September 30, 2011.

22.   We note that the amount of impairment taken on eligible GGBs was "estimated based on the terms of the Inquiry and on tentative selection of option by the Group for each position held." Tell us and revise your future filings to more clearly discuss how the impairment was calculated for each of your classification categories of GGBs listed in Note 8 on page 28.

- In particular, revise to specify and tell us whether the impairment charge for your GGB classified as available-for-sale was computed as the difference between its previous carry value and fair value. If not, tell us how you determined your methodology complied with paragraph 68 of IAS 39.
- For your classifications of GGBs other than available-for-sale that were carried at amortized cost, tell us how you considered all available evidence in assuming that you will collect all the cash flows in accordance with the terms of the Inquiry.

Note 8: Greek Government Bonds, page 28

23.   In your future filings, please revise the tables on page 28 to present a separate column quantifying the fair value for each of the categories of GGBs listed in the table. Provide us with these revised tables as of June 30, 2011 and September 30, 2011 in your response.

Note 23: Reclassifications, page 37

24.   We note your disclosure here, including your statements that had these securities not been reclassified in 2010, the net trading income for the six-month period ended June 30, 2011 would have been lower by Euro 66.6 million and the AFS securities reserve would have been higher by Euro 391.3 million. In future filings, please revise Note 23 to clearly identify the nature of the securities that were transferred. Specifically quantify the amount of GGBs that were included in the securities reclassified during 2008 and 2010. Revise Notes 4 and 8 to provide a cross reference to Note 23 that highlights the fact that the impairment on GGBs would have been higher had certain amounts not been reclassified in earlier periods.

You may contact Brittany Ebbertt at (202) 551-3572 or Kevin W. Vaughn, Accounting Branch Chief at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Sebastian Gomez Abero at (202) 551-3578 with any other questions.

Sincerely,

/s/ Sebastian Gomez Abero for

Suzanne Hayes
Assistant Director